EXHIBIT 10.1

December 31, 2008

Mr. Morten Arntzen

1018 Weed Street

New Canaan, Connecticut 06840

Dear Mr. Arntzen:

This letter agreement shall serve as the second amendment to the employment letter agreement (the “Agreement”), dated as of January 19, 2004, by and between you and Overseas Shipholding Group, Inc. a corporation incorporated under the laws of Delaware with its principal office at 666 Third Avenue, New York, New York 10017, to further facilitate compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable regulations thereunder.

Effective as of January 1, 2005, the Agreement is amended as follows:

1.         The first sentence of Section 5(a) of the Agreement is amended in its entirety to read as follows:

“(a) Death. If your employment with the Company terminates as a result of your death, the Company will pay or provide to your spouse or estate, as applicable, (i) any Base Salary earned but not yet paid as of the date of termination, paid in accordance with the usual payroll practices of the Company, (ii) any accrued vacation pay payable pursuant to the Company’s policies, (iii) any documented unreimbursed business expenses reimbursed in accordance with Company policies, (iv) any earned but unpaid bonus for any prior completed fiscal year, earned and paid in accordance with, and to the extent provided under, the terms of the applicable plan or program, and (v) any amounts, benefits or rights you are due or entitled to pursuant to the terms of any plan, policy, program or arrangement of the Company applicable to you, including any equity grant in accordance therewith, paid or provided, as applicable, in accordance with the terms and conditions of the applicable plan, policy, program or arrangement (collectively the “Accrued Amounts”).

2.	Section 5(c) of the Agreement is amended in its entirety to read as follows:

“(c) Without Cause or For Good Reason.     If the Company terminates your employment without Cause (as defined in Exhibit A) or you terminate your employment for Good Reason, you will receive your Accrued Amounts and, provided such termination is prior to January 19, 2012, subject to your execution and delivery to the Company of a waiver and general release in the form attached hereto as Exhibit E (with such changes as may be required to make the waiver and release voluntary and binding on you in accordance with applicable law) that has become effective within ninety (90) days after such termination, the Company agrees (i) subject to Section 7(m)(ii), to pay you at the same time as such amounts would be paid to you had you remained employed by the Company an amount equal to your proper monthly Base Salary (as defined herein) in effect on the date immediately prior to your termination for a period of twenty-four (24) months, subject to Section 6(m) below; provided that, subject to the delay set forth in Section 7(m)(ii), the payment of such amount shall commence on the ninetieth (90th) day after the date of such termination, which first payment shall include payment of any amounts that would otherwise be due prior thereto, (ii) to pay you a pro-rata portion of your annual bonus for the fiscal year in which such termination occurs based on actual results for such year (determined by multiplying the amount of such annual bonus which would be due for the full fiscal year by a fraction, the numerator of which is the number of days during the fiscal year of termination that you are employed by the Company and the denominator of which is 365), any such amount shall be paid to you in the calendar year following the completed fiscal year of the Company for which such bonus is earned at such time as other executives of the Company receive their bonuses for such year, but in no event by later than December 31 of such following year, (iii) to accelerate the vesting on the next vesting tranche of the Options described in Section 4(b) above so that they become immediately vested (with all other unvested Options forfeited) and to permit your vested Options to remain exercisable for a period of one (1) year (but not beyond the original ten (10) year term) following your termination of employment without Cause or for Good Reason, subject to earlier termination in accordance with the terms of the Option Plan unrelated to termination of employment, provided that no portion of the Option that vests upon such termination may be exercised by you prior to delivery of the aforesaid waiver and general release and expiration of the revocation period with regard thereto, (iv) to accelerate the lapse of restrictions on the next vesting tranche of the Restricted Stock described in Section 4(c) above so that they immediately vest (with all other unvested Restricted Stock forfeited), and (v) (A) if benefits under the Company health plans in which you participated immediately prior to the termination of your employment, or materially equivalent plans maintained by the Company in replacement thereof (the “Health Plans”) will not be taxable to you, then continued coverage at the Company’s expense (other than that set forth below) under the Health Plans, or (B) if benefits under the Health Plans will be taxable to you, reimbursement for your premiums for continued coverage under the Health Plans in the amount that the cost of such coverage exceeds the active employee rate under the Health Plans (as determined based on your premium rate in effect your date of termination and excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), in either case for you and your dependents until the earliest of (x) you or your eligible dependents, as the case may be, ceasing to be eligible under Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), (y) eighteen (18) months following the date of your termination of employment and (z) the date of your permitted entry to any future employer’s health plan upon or following your commencement of other substantially full-time employment or the equivalent (such period, the “Coverage Period”). If you receive the benefits under (v)(A), then notwithstanding the forgoing, you shall pay the same premium amount for such coverage as you would pay if an active employee under the Health Plans (as determined based on your premium rate in effect on your date of termination and excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars) and the Company portion of the premium for any such coverage shall be paid on a monthly basis. If you receive the payments under (v)(B) then any such reimbursement payment shall be payable on the first Company payroll date for the applicable month for which such premium amount is paid, such payment to include a tax gross-up payment to the extent the amount taxable to you is greater than the amount that would have been taxable to you if you were an employee and participated in the Health Plans. The Coverage Period shall run concurrently with the applicable continuation coverage for you and your dependents pursuant to COBRA. Notwithstanding the foregoing, if the Company terminates your employment without Cause or you terminate your employment for Good Reason at any time during the two (2) year period following a Change of Control (as defined in the Change of Control Agreement attached hereto as Exhibit D (as amended from time to time, the “Change of Control Agreement”), (I) the Company shall pay you such amounts and provide you with such benefits as provided in the Change of Control Agreement, if then in effect, in lieu of Sections 5(c)(i), 5(c)(ii) and 5(c)(v); (II) in lieu of Section 5(c)(iii), to the extent not vested upon a Change of Control, the vesting of all of the Options described in Section 4(b) above will accelerate and your vested Options will remain exercisable for a period ending on the later of ninety (90) days following your termination of employment or the Change of Control (but not beyond the original ten (10) year term), subject to earlier termination in accordance with the terms of the Option Plan unrelated to termination of employment; (III) in lieu of Section 5(c)(iv), the lapsing of restrictions on all of the Restricted Stock described in Section 4(c) above will accelerate to the date of such termination; and (IV) any release requirement shall only be as required pursuant to the Change of Control Agreement then in effect and shall not apply to the treatment of the Options and Restricted Stock. You will not be entitled to any other amounts, except with regard to indemnification and directors’ and officers’ liability insurance.”

2.         Section 7(m) of the Agreement, which was added pursuant to an amendment to the Agreement in the form of a letter agreement dated February 15, 2007, is amended in its entirety to read as follows:

“(m)	Section 409A Compliance.

(i)        The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, the requirements of Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be limited, construed and interpreted in accordance with such intent. If you notify the Company (with specificity as to the reason therefor) that you believe that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief or the Company (without any obligation whatsoever to do so) independently makes such determination, and modifying such provision would avoid such additional tax or interest, the Company shall, after consulting with you, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the Executive and the Company of the applicable provision without violating the provisions of Code Section 409A.

(ii)       A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “Separation from Service” within the meaning of Code Section 409A and, for purposes of any such provision of the Agreement, references to a “termination,” “termination of employment” or like terms shall mean Separation from Service. Notwithstanding any provision to the contrary in this Agreement, if you are deemed on the date of your termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by the Company from time to time, or if none, the default methodology set forth in Code Section 409A, then with regard to any payment or the providing of any benefit that constitutes “non-qualified deferred compensation” pursuant to Code Section 409A, to the extent required to be delayed in compliance with Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided to you (subject to the last sentence of this Section 7(m)(ii)) prior to the earlier of (A) the expiration of the six (6)-month period measured from the date of your Separation from Service, and (B) the date of your death (the “Delay Period”). On the first day of the seventh month following the date of your Separation from Service or, if earlier, on the date of your death, all payments delayed pursuant to this Section 7(m)(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due to you under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. Notwithstanding the foregoing, to the extent that the foregoing applies to the provision of any ongoing welfare benefits provided to you that would not be required to be delayed if the premiums therefor were paid by you, you shall pay the full cost of the premiums for such welfare benefits during the Delay Period and the Company shall pay you an amount equal to the amount of such premiums paid by you during the Delay Period promptly after its conclusion.

(iii)      In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on you by Code Section 409A or any damages for failing to comply with Code Section 409A or this Section 7(m).

(iv)      If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

(v)       To the extent any reimbursement of costs and expenses provided for under this Agreement constitutes taxable income to you for Federal income tax purposes, such reimbursements shall be made no later than December 31 of the calendar year next following the calendar year in which the expenses to be reimbursed are incurred.

(vi)      With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect.

(vii)     Any gross-up payment due to an Eligible Executive under the Agreement shall be paid to the Eligible Executive no later than the end of the calendar year following the year in which he or she paid the applicable tax.

(viii)    Whenever a payment under the Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

(ix)      To the extent that this Agreement provides for your indemnification by the Company and/or the payment or advancement of costs and expenses associated with indemnification, any such amounts shall be paid or advanced to you only in a manner and to the extent that such amounts are exempt from the application of Code Section 409A in accordance with the provisions of Treasury Regulation 1.409A-1(b)(10).”

All other terms and conditions contained in the referenced Agreement shall remain in full force and effect.

Very truly yours,

OVERSEAS SHIPHOLDING GROUP, INC.

By:	/s/James I. Edelson

Name: James I. Edelson

Title:	General Counsel and Secretary

I agree and accept the above terms:

/s/Morten Arntzen

Mr. Morten Arntzen